Exhibit 21.1

List of Subsidiaries

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
ACADIA Pharmaceuticals A/S	Denmark
ACADIA Pharmaceuticals GmbH	Switzerland
ACADIA Pharma Limited CerSci Therapeutics Incorporated Amorsa Therapeutics Inc.	United Kingdom Delaware Delaware
Acadia Pharmaceuticals Holdings Inc.	Delaware
Levo Therapeutics, Inc.	Delaware
Pandeia Therapeutics	United Kingdom